Exhibit 12



     PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                         TOTAL ENTERPRISE

        Computation of Ratio of Earnings to Fixed Charges


                                                       Millions of Dollars
                                                    ------------------------
                                                    Six Months Ended June 30
                                                    1995                1994*
                                                    ------------------------
                                                           (Unaudited)
Earnings Available for Fixed Charges
  Income before income taxes                        $539                 389
  Distributions in excess of equity in earnings
    of less-than-fifty-percent-owned companies         4                   1
  Fixed charges, excluding capitalized
    interest and the portion of the
    preferred dividend requirements of a
    subsidiary not previously deducted
    from income**                                    183                 187
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                                                    $726                 577
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Fixed Charges
  Interest and expense on indebtedness,
    excluding capitalized interest                  $146                 151
  Capitalized interest                                13                   5
  Preferred dividend requirements of
    a subsidiary                                      38                  31
  One-third of rental expense, net of
    subleasing income, for operating leases           16                  15
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                                                    $213                 202
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Ratio of Earnings to Fixed Charges                   3.4                 2.9
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 *Restated.
**Includes amortization of capitalized interest totaling approximately
  $5 million in 1995 and 1994.

Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990 and 1988, respectively, the company guaranteed a $400 million bank loan and $250 million of notes payable for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. In 1994, the notes payable were refinanced with a $131 million term loan, and the $400 million loan was amended. Consolidated interest expense included $2 million of interest attributable to the LTSSP borrowings for the first six months of 1995, while interest related to LTSSP borrowings during the same period in 1994 was minimal.